

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 28, 2017

Antonio Bonchristiano
Chief Executive Officer and
Chief Financial Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, New York 10022

> **Re: GP Investments Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 9, 2017**
> **File No. 333-219101**

Dear Mr. Bonchristiano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

The Merger Agreement

Merger Consideration, page 107

1.   We have reviewed the revisions made in response to comment 6. Please disclose the amount of merger consideration attributed to the warrants and options, and, disclose the valuation method used. Please tell us supplementally any significant assumptions used in your valuation.

Description of Discussions with Citigroup, page 128

2.   We note references throughout your prospectus that Citigroup was retained as a capital markets advisor and financial advisor. We further note that Citigroup provided assistance to GPIA's management and board of directors, including presentations that GPIA's board considered in recommending shareholder approval of the business combination. In light of this reliance on Citigroup, please provide us with your analysis as to whether GPIA is required to obtain a consent from Citigroup pursuant to Section 7(a) of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street

Results of Operations

Comparison of Six Months Ended June 30, 2016 and 2017, page 232

3.   We have reviewed the revisions made in response to comment 18. As previously requested, please expand your discussion to indicate the underlying reasons for the increase in the number of clients which in turn, drove the increase in net revenue. We note that one underlying reason for the increase in net revenues for December 31, 2016 was the increase in marketing and advertising, which is consistent with the increase in sales and marketing expense for the year ended December 31, 2016. Similar to your year-end disclosure, please elaborate on the specific actions taken or other reasons that resulted in an increased number of clients.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Lisa Sellars, Staff Accountant, at (202)551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo P. Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Fleiss, GP Investments Acquisition Corp.
        Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
        Timothy Fesenmyer, Skadden, Arps, Slate, Meagher & Flom LLP